August 24, 2005


By Facsimile and U.S. Mail

Mr. Christopher P. Westad
Chief Financial Officer
Able Energy, Inc.
198 Greenpond Road
Rockaway, NJ 07866

	RE:	Able Energy, Inc.
		Form 10-K for the Fiscal Year Ended June 30, 2004
		Filed September 28, 2004
		File No. 1-15035

Dear Mr. Westad:

	We have reviewed the responses in your letter filed on July
12,
2005 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2004

Financial Statements

Consolidated Statement of Income, Page F-5

1. We have reviewed your response to prior comment 19 and continue to believe the June 30, 2003 weighted average number of common shares outstanding and the weighted average number of common shares assuming dilution presented on your consolidated statement of income has been reversed. You currently show the weighted average number of common shares outstanding as 2,051,700, which is more than the 2,012,708 that is shown for the weighted number average number of common shares outstanding assuming dilution.

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Intangible Assets, page F-10

2. We have reviewed your response to prior comment 24 and reissue our
prior comment.  Your response did not address how you determined that
your customer list has an indefinite useful life and how it will generate cash flows indefinitely. As noted in your response, an independent party appraised your customer list at approximately $10 million. We presume that this appraisal was based upon an estimate of the present value of the net cash flows expected to be recovered from these customers over a finite time period. Furthermore, we would expect that the assumed cash flow periods used in the independent appraisal considered the historical life experience of similar customer accounts. Absent persuasive evidence to the contrary, we believe you should revise your financial statements to record your customer list as a definite lived intangible asset being amortized over a useful life.

Fair Value of Financial Instruments, page F-12

3. We have reviewed your response to prior comment 25 and Note 6 of your financial statements. It does not appear that you have disclosed the fair value of your long-term debt in accordance with SFAS 107. Your current presentation appears to disclose only the carrying value. If you have determined that the carrying value of your long-term debt approximates fair value, please disclose this fact.

Note 15.  Stock Option Plans, page F-30

4. We have reviewed your response to prior comment 30. In addition to elaborating on your accounting policy for stock options, please confirm to us that you will also disclose all the items required by paragraphs 47 and 48 of SFAS 123. Please ensure that you disclose the number of options exercisable at the end of the year, and for each range of options described in paragraph 48 of SFAS 123, disclose the number, weighted-average exercise price, weighted-average remaining contractual life of options outstanding as well as the number and weighted-average exercise price of options currently exercisable.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

		You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202)
551-
3716 with any other questions.


							Sincerely,



							William Choi
							Branch Chief







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Mr. Christopher P. Westad
Able Energy, Inc.
August 24, 2005
Page 2